Exhibit 12.1

MALLINCKRODT PLC

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	Fiscal Year
	2013	2012	2011	2010	2009
Earnings:
Income from continuing operations before taxes	$126.4	$236.1	$243.2	$243.2	$512.0

Fixed charges:
Interest expense after capitalized interest	19.2	0.1	0.4	0.6	—
Estimate of interest within rental expense	5.6	5.2	4.8	5.5	5.2

	$151.2	$241.4	$248.4	$249.3	$517.2

Fixed charges:
Interest expense before capitalized interest	$20.1	$0.1	$0.4	$0.6	$—
Estimate of interest within rental expense	5.6	5.2	4.8	5.5	5.2

	$25.7	$5.3	$5.2	$6.1	$5.2

Ratio of Earnings to Fixed Charges	5.9	45.5	47.8	40.9	99.5